ATENTO S.A.
(THE "COMPANY")

SOCIÉTÉ ANONYME
REGISTERED OFFICE: 1, rue Hildegard Von Bingen
L-1282 Luxembourg
R.C.S. Luxembourg: B185761

Management report to the general meeting of shareholders

Dear shareholders,

Before entering the financial details for this year end 2020, we would like to provide some highlights as a wrap up on the past financial year, highly impacted by the pandemic during first half of the year and showing a steady improvement during second half. We managed a strong commercial and operational performance, supported by our 3 Year Plan executing at speed, and generating EBITDA% aligned with our latest guidance.

Having said the above, we hereby wish to submit to you the annual accounts of the Company for the financial year ending on December 31st, 2020.

The financial year ending on December 31st, 2020 has produced a loss made by the Company in an aggregate amount of one million three hundred sixty-eight thousand nine hundred six Euro and fifty-three cents (EUR 1,368,906.53)

We suggest the following allocation of the result:

Result of the financial year	EUR	(1,368,906.53)
Set-off against the profit brought forward in relation to the previous financial years	EUR	(1,368,906.53)

Pursuant to Article 68 of the law of 19 December 2002 regarding the trade and companies' register and the accounting as well as annual accounts of companies, as amended, the board of directors hereby declares:

1. The Company's likely foreseeable future development is stable.

2. The Company is not involved in any research and development activities

3. The Company did purchase a portion of its own shares.

4. The Company does not have established branches.

5. The board of directors declares that the Company has in place adequate internal regulations and policies with respect to risk management.

We kindly ask you to grant discharge to the directors for the exercise of their mandates during the financial year ended on December 31st, 2020.

Done in Luxembourg on April 21, 2021

For the board of directors:

Name : Jose Antonio de Souza Azevedo
Title: Authorised Officer and CFO